EXHIBIT 12.1

CH ENERGY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges

			Year Ended December 31,
		Earnings: ($000)	2012	2011	2010	2009	2008
A.		Net income from Continuing Operations	$39,847	$43,184	$40,330	$33,597	$30,968
B.		Preferred Stock Dividends	624	970	970	970	970
C.		Federal and State Income Tax	26,908	23,813	19,214	22,269	20,663
	Less	Income from Equity Investments	174	735	(318)	228	568
	Plus	Cash Distribution from Equity Investments	459	895	871	1,775	2,463
D.		Earnings before Income Taxes and Equity Investments	$67,664	$68,127	$61,703	$58,383	$54,496
E.		Fixed Charges
		Interest on Other Long-Term Debt	24,949	26,520	22,973	20,999	20,518
		Other Interest	6,054	4,879	5,422	3,995	3,357
		Interest Portion of Rents(1)	925	952	960	1,043	1,220
		Amortization of Premium & Expense on Debt	1,027	1,084	913	956	982
		Preferred Stock Dividends Requirements of Central Hudson	958	1,428	1,386	1,551	1,565
		Total Fixed Charges	$33,913	$34,863	$31,654	$28,544	$27,642
	Less	Preferred Stock Dividends Requirements of Central Hudson	958	1,428	1,386	1,551	1,565
F.		Total Earnings	$100,619	$101,562	$91,971	$85,376	$80,573

		Preferred Dividend Requirements:
G.		Allowance for Preferred Stock Dividends Under IRC Sec. 247	$624	$970	$970	$970	$970
H.		Less Allowable Dividend Deduction	(127)	(127)	(127)	(127)	(127)
I.		Net Subject to Gross-Up	497	843	843	843	843
J.		Ratio of Earnings before Income Taxes and Equity Inv. To Net Income (D/(A+B))	1.672	1.543	1.494	1.689	1.706
K.		Preferred Dividend (Pre-tax) (I x J)	831	1,301	1,259	1,424	1,438
L.		Plus Allowable Dividend Deduction	127	127	127	127	127
M.		Preferred Dividend Factor	$958	$1,428	$1,386	$1,551	$1,565

N.		Ratio of Earnings to Fixed Charges (F/E)	3.0	2.9	2.9	3.0	2.9

(1)	The percentage of rent included in the fixed charges calculation is a reasonable approximation of the interest factor.